EAST COAST DIVERSIFIED CORPORATION
1475 West Cypress Road, Suite 201
Ft. Lauderdale, FL 33309

Date: March 26, 2008

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Susan Block

Mail-Stop 3561

Re: East Coast Diversified Corporation
Preliminary Schedule 14A
File No. 000-50356
Filed February 26, 2008

Dear Ms. Block:

This letter is in response to the staff’s comment letter dated March 21, 2008, with respect to the above-referenced Preliminary Schedule 14A. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

Certain Affiliated Persons

Comment 1. Please disclose here the names of all of the Certain Affiliated Persons or advise.

Response 1. We have revised and expanded disclosure under subheading “Certain Affiliated Persons” as follows:

Ÿ Certain Affiliated Persons are the principal stockholders of MRGA, Aaron M. Goldstein, Richard J. Margulies and Frank Rovito, and James Goldstein, the father of Aaron Goldstein, as principal of Brickell North Investments, Inc., landlord of the MRG facility and individually.

Required Vote

Comment 2. Please disclose here how many shares of Common Stock and Preferred Stock the Certain Affiliated Persons own.

Response 2. We have revised and expanded disclosure under subheading “Required Vote” and added a table depicting the holdings of Common Stock and Preferred Stock of the Certain Affiliated Persons.

Questions and Answers

What is the proposed stock sale transaction?

Comment 3. As part of the transaction, we note that $1.1 million of ECDV debt will be forgiven by certain affiliated persons. However, upon review of the financial information provided in your most recent Form 10-KSB and 10-QSB, it is not apparent that $1.1 million is owed. Please clarify the sources of this debt, and the parties to whom it is owed. In order to fully disclose the interests of the persons involved in the proposed stock sale transaction, please provide a table detailing the positions of each of the affiliated persons. This table should present the amount of debt for each affiliated person, with separate columns for the amount owed before the transaction, the effects of the proposed transaction and the amount of debt remaining after the proposed transaction. Also, please note the holdings of common stock and preferred stock of each affiliated person in a footnote to the table or, in the alternative, include a cross-reference to where such information can be found in the Proxy Statement.

Response 3: We have revised disclosure under Q & A “What is the proposed stock sale transaction?” and added the following table:

Name	Relation to ECDV	Amount of debt owed before proposed transaction	Debt forgiven	Amount of debt owed after proposed transaction
Aaron M. Goldstein	Vice-President, Director	$589,847	$521,614	$68,233
Richard J. Margulies	CEO, President and Director	$84,073	$75,568	$8,505
Frank Rovito	CFO and Director	$45,692	$45,692	0
Brickell North Investments, Inc.	Landlord, controlled by James Goldstein, father of Aaron M. Goldstein	$327,774	$327,774	0
James Goldstein	Control person of Brickell North Investment, Inc.	$80,823	$80,823	0
Total		$1,128,209	$1,051,471	$76,738

We have also revised disclosure throughout the Preliminary Schedule 14A to adjust the debt forgiven from $1,100,000 to $1,051,471.

Security Ownership of Certain Beneficial Owners and Management

Comment 4. Please provide this information for your Preferred Stock or advise.

Response 4. We have revised our disclosure to include the beneficial owners of our Preferred Stock.

Comment Other

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Richard J. Margulies, CEO and Director